SECURITI



12062281

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ANNUAL AUDITED REPORT
FORM X-17A-5/A
PART III

SEC FILE NUMBER
8- 52483

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/10 (MM/DD/YY) AND ENDING 12/31/10 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: GONOW SECURITIES, INC.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

3580 Wilshire Boulevard, 17th. Floor
(No. and Street)

Los Angeles (City) CA (State) 90010 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Felix E. Ajegbo, Dir/Secretary 323 466 6948
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Vernon D. Oates, CPA
(Name – if individual, state last, first, middle name)

8816 Foothill Blvd 103-370 (Address) Rancho Cucamongo (City), CA (State) 91730 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Felix E. Ajegbo, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of GoNow Securities, Inc., as of December 31, 20 10, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

N/A



Signature

Director/Secretary.

Title

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☒ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

CALIFORNIA JURAT WITH AFFIANT STATEMENT

☐ See Attached Document (Notary to cross out lines 1–6 below)
☐ See Statement Below (Lines 1–5 to be completed only by document signer[s], *not* Notary)

Signature of Document Signer No. 1 | Signature of Document Signer No. 2 (if any)

State of California
County of Los Angeles

Subscribed and sworn to (or affirmed) before me on this 22nd day of MAY, 2012, by
Date / Month / Year

(1) ______________________,
Name of Signer

proved to me on the basis of satisfactory evidence to be the person who appeared before me (.) (,)

(and

(2) ______________________,
Name of Signer

proved to me on the basis of satisfactory evidence to be the person who appeared before me.)

Signature ______________________
Signature of Notary Public


ANTONIO S. PASCUAL
Commission # 1822141
Notary Public - California
Los Angeles County
My Comm. Expires Nov 10, 2012

3600 Wilshire Blvd. L.A., Ca. 90010-Ste, 834

Place Notary Seal Above

OPTIONAL

Though the information below is not required by law, it may prove valuable to persons relying on the document and could prevent fraudulent removal and reattachment of this form to another document.

Further Description of Any Attached Document

Title or Type of Document: Annual Audited Report.

Document Date: ______ Number of Pages: ______

Signer(s) Other Than Named Above: ______

RIGHT THUMBPRINT OF SIGNER #1	RIGHT THUMBPRINT OF SIGNER #2
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SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C.

ANNUAL AUDIT REPORT

DECEMBER 31, 2010

GONOW SECURITIES, INC.
3580 Wilshire Boulevard, 17th Floor
Los Angeles, CA 90010

TABLE OF CONTENTS

Vernon Oates, CPA
8816 Foothill Blvd., #103-370
Rancho Cucamonga, CA 91730

REPORT OF INDEPENDENT AUDITOR

Board of Directors
GoNow Securities, Inc.
Los Angeles, California

The accompanying statements of income (loss), cash flows, changes in stockholders' equity and the related balance sheet, have been audited for the year ended December 31, 2010. These financial statements are being filed pursuant to Rule 17a-5 of the Securities Exchange Act of 1934 and include the supplemental schedule of the net capital computation required by Rule 15c3-1. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to the above present fairly, in all material respects, the financial position of GoNow Securities, Inc. as of December 31, 2010, and the results of its operations, stockholders' equity and its cash flows and the supplemental schedule of net capital for the year then ended in conformity with generally accepted accounting principles.

August 1, 2012



Vernon Oates, CPA

GONOW SECURITIES, INC.
BALANCE SHEET
December 31, 2010

ASSETS

Current assets:			
Cash	$ 50,760		
Prepaid Expenses	2,173		
Total current assets		52,933	
Fixed assets:			
Office equipment	1,093		
Accumulated depreciation	(315)		
Net fixed assets		778	
TOTAL ASSETS			$ 53,711

LIABILITIES AND STOCKHOLDER'S EQUITY

STOCKHOLDER'S EQUITY			
Common stock	1,000		
Additional paid in capital	619,641		
Accumulated deficit	(566,930)		
TOTAL STOCKHOLDER'S EQUITY		53,711	
TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY			$ 53,711

See independent auditor's report and notes to financial statements

GONOW SECURITIES, INC.
STATEMENT OF INCOME AND (LOSS)
For the Year Ended December 31, 2010

Revenue:		
Interest Income	$	159
Other Income		0
Gross Income		159
Operating Expenses:		
Bank Charges		755
Other expenses		13.205
Professional Fees		20.843
FINRA Fees & Assessment		11.405
Postage & Delivery		614
Rent		9.623
Total Expenses		56.445
(Loss) before income tax provision		(56.286)
Provision for income taxes		0
Net Income (loss)	$	(56.286)

See independent auditor's report and notes to financial statements

GONOW SECURITIES, INC.
STATEMENT OF CASH FLOWS
For the Year Ended December 31, 2010

Net loss from operations:		$ (56,286)
Depreciation		315
Cash flows from operating activities:		
Changes in operating assets and liabilities:		
Decrease in Accounts Payable	(375)	
Increase in Prepaid Assets	(2,173)	
Decrease in CRD account	(217)	
Net cash used for operating activities		(2,765)
Cash flows used by investing activities:		
Capital expenditures		(1,093)
Cash flows from financing activities:		
Capital contributed		64,899
Net increase in cash		5,070
Cash at December 31, 2009		45,690
Cash at December 31, 2010		$ 50,760

See independent auditor's report and notes to financial statements

GONOW SECURITIES, INC.

STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY

For the Year Ended December 31, 2010

	Stock Shares	Common Stock	Paid-In Capital	Accumulated (Deficit)	Total
Balance, December 31, 2009	--	$ --	$555,742	$(510,644)	$ 45,098
Capital Contributed	1,000	1,000	63,899		64,899
Net (Loss)	--	--		(56,286)	(56,286)
Balance, December 31, 2010	1,000	1,000	$619,641	$(566,930)	$ 53,711

See independent auditor's report and notes to financial statements

GONOW SECURITIES, INC.
Notes to Financial Statements
For the Year Ended December 31, 2010

NATURE OF ORGANIZATION

GoNow Securities, Inc. (the Firm), was formed in July 2000 as a Nevada corporation. The Firm is registered non-publicly held Broker-Dealer with the Securities and Exchange Commission (SEC) and is a member of the Financial Industries Regulation Authority (FINRA). During 2008 the Firm's FINRA Rule 1017 Continuing membership Application "CMA" was approved in April 2008. The Firm now has two Principals, a Registered Representative and a Financial Operations Principal all of whom joined the Firm during the 2008 year to meet the two Principal amendments made to the Firm's Agreement on July 2, 2007 so as to resume securities business for the Firm.

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accompanying financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America and in the format prescribed by Rule 17a-5 under the Securities Exchange Act of 1934 for brokers and dealers in securities.

Cash and Cash Equivalents

For purposes of the statement of cash flows, the Company considers cash on hand, deposits in banks, and all highly liquid debt instruments purchased with a maturity of three months or less to be cash equivalents.

Securities Transactions

Proprietary securities transactions are recorded on the trade date, as if they had settled. Profit and loss arising from all securities transactions entered into for the account and risk of the Company are recorded on a trade date basis. The commission income and expenses derived from customers' accounts are reported on a trade date basis.

Revenue Recognition

Private placement fees are recognized at the time the private placement fees are earned by the Company under the terms of the contracts entered into with the issuer and are generally not recorded until payment is received.

GONOW SECURITIES, INC.
Notes to Financial Statements
For the Year Ended December 31, 2010

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

CONCENTRATION OF CREDIT RISK

The Company's insured cash balances are subject to the general deposit rules of the Federal Deposit Insurance Corporation ("FDIC") which temporarily provides for increased coverage from $100,000 to $250,000 per customer per institution. The $250,000 coverage level is set to expire and be reduced to $100,000 after December 31, 2013.

DUE FROM FORMER OFFICER

In 2003 there was a misappropriation of funds by the Company's former President. The matter has been investigated and had been referred to legal advisors for collection. However, the amount has been fully reserved.

OTHER CURRENT ASSETS

The Company's previous management team engaged in fully disclosed securities business between December 2006 and 2007. The Company placed $10,000 as Proprietary Accounts of Introducing Brokers ("PAIB") on deposit with North American Clearing, Inc. ("NACI") of Longwood, Florida, as its clearing correspondent. NACI became insolvent and was subjected to the Securities Investor Protection Corporation ("SIPC") receivership and liquidation in late 2007. The Company has filed a claim with the SIPC trustee to seek the return of the $10,000 placed in PAIB deposit and any additional interest that has accrued. However, management believes that it will be able to collect a lesser amount of $2,000 from the bankruptcy estate of NACI.

RELATED PARTY TRANSACTIONS

During the year ended December 31, 2010, the Company's daily operations were entirely funded by its majority owner, which is reflected as capital contributions of $63,899 in the accompanying financial statements.

GONOW SECURITIES, INC.
Notes to Financial Statements
For the Year Ended December 31, 2010

NET CAPITAL REQUIREMENT

The Firm is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires maintenance of minimum net capital ($5,000) and requires that the ratio of aggregate indebtedness to capital, both as defined, shall not exceed 15 to 1 and that equity capital may not be withdrawn or a cash dividend paid if the resulting net capital ratio would exceed 10 to 1 (see page 11 Net Capital Calculation).

RESERVE REQUIREMENT AND POSSESSION/CONTROL REQUIREMENT OF RULE 15c3-3

The Company is exempt from compliance with Rule 15c3-3 under Section (k)(2)(ii) of the Rule. The Company does not carry security accounts for customers or perform custodial functions relating to customer securities. The Company was in compliance with the conditions of the exemption as of December 31, 2010.

GONOW SECURITIES, INC.
COMPUTATION OF NET CAPITAL REQUIREMENTS PURSUANT TO RULE 15c3-1
December 31, 2010

COMPUTATION OF NET CAPITAL		
Total ownership equity from balance sheet	$	53,711
NET CAPITAL	$	53,711
COMPUTATION OF NET CAPITAL REQUIREMENTS		
Minimum net aggregate indebtedness- 6-2/3 of net aggregate indebtedness	$	0
Minimum dollar net capital required	$	5,000
Net Capital required (greater of above amounts)	$	5,000
EXCESS CAPITAL	$	48,711
Excess net capital at 100% (net capital less 10% of aggregate indebtedness)	$	48,711
COMPUTATION OF AGGREGATE INDEBTEDNESS		
Total liabilities	$	0
Percentage of aggregate indebtedness to net capital		N/A
Percentage of debt to debt-equity to total computed in accordance with Rule 15c3-1(d)		N/A

RECONCILIATION

The following is reconciliation, as of December 31, 2010 of the above net capital computation with the Firm's corresponding unaudited computation to Rule 179-5(d) (4):

Net Capital per FOCUS report	$	53,690
Post-closing bookkeeping adjustment		21
Net capital-audited	$	53,711

PART II

GONOW SECURITIES, INC

STATEMENT OF INTERNAL CONTROL

DECEMBER 31, 2010

**REPORT OF INDEPENDENT AUDITOR
ON INTERNAL ACCOUNTING CONTROL
REQUIRED BY SEC RULE 17a-5**

To the Board of Directors
GoNow Securities, Inc.
Los Angeles, California

In planning and performing my audit of the financial statements of GoNow Securities, Inc. (the Firm) for the year ended December 31, 2010, I have considered its internal control structure, including procedures for safeguarding securities, in order to determine my auditing procedures for the purpose of expressing my opinion on the financial statements, and not to provide assurance on the internal control structure.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission, I have made a study of the practice and procedures (including tests of compliance with such practices and procedures) followed by the Firm that I considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. I did not review the practices and procedures followed by the Firm: (1) in making quarterly securities examinations. Counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13: (2) in complying with the requirements for prompt payment for securities under section 8 of Regulation T of the Board of Governors of the Federal Reserve System: or (3) in obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers, because the Firm does not carry security accounts for customers or perform custodial functions relating to customer securities. The Firm, therefore, claims exemption under Rule 15c3-3 section (k)(2)(i).

The management of the Firm is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of practices and procedures referred to in the preceding paragraph and to assess whether these practices and procedures can be expected to achieve the Commission's above mentioned objectives. Two of the objectives of an internal control structure and the practices procedure are to provide management with reasonable, but not absolute, assurance that assets for which the Firm has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practice and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control structure or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the degree of compliance with them may deteriorate.

My consideration of internal control structure would not necessarily disclose all matters in the internal control structure that might be material weakness under the standards established by the American Institute of Certified Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relativity low level the risk that errors or irregularities in amounts that would be material in relationship to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions.

I understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purpose in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all respects indicate a material inadequacy for such purposes. Based on this understanding and on my study, I believe that the Firm's practices and procedures were adequate at December 31, 2010 to meet the Commission's objectives.

This report is intended solely for the use of management, the Securities and Exchange Commission, the National Association of Securities Dealers, Inc., and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934, and should not be used for any other purpose.

August 1, 2012



Vernon Oates, CPA